SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 300 SOUTH GRAND AVENUE
DIRECT DIAL (213) 687-5527 DIRECT FAX (213) 621-5527 EMAIL ADDRESS JONATHAN.KO@SKADDEN.COM	LOS ANGELES, CALIFORNIA 90071-3144 —— TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com February 15, 2019

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Paul Fischer

Staff Attorney

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crescent Acquisition Corp
Draft Registration Statement on Form S-1
Submitted November 9, 2018
CIK No. 0001723648

Dear Mr. Fischer:

On behalf of Crescent Acquisition Corp (the “Company,” “we,” or “our”), in connection with the proposed initial public offering of the Company’s securities, we have filed publicly today the Company’s Registration Statement on Form S-1 (the “Registration Statement”) in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated December 6, 2018, concerning the Company’s draft Registration Statement on Form S-1 initially submitted on November 9, 2018 (the “Draft Registration Statement”).

The changes reflected in the Registration Statement include those made in response to the Staff’s comment as well as other updates. For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the

U.S. Securities and Exchange Commission

February 15, 2019

Registration Statement marked to show changes from the Draft Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

General

1.

It appears certain of your directors, officers, and sponsors have been involved with other special purpose acquisition companies (SPACs). Disclose in an appropriate place within your prospectus the names of all such SPACs and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective association with those entities.

Response: We advise the Staff that neither the Company’s management nor the sponsor have any past experience with any other special purpose acquisition company. We further advise the Staff that the Company (formerly known as Crescent Funding Inc.) previously filed a registration statement for a proposed SPAC initial public offering but subsequently withdrew that registration statement prior to such registration statement being declared effective. We have added disclosure on page 3 of the Registration Statement to disclose the prior SPAC experience of the Company’s management and sponsor.

*    *    *

U.S. Securities and Exchange Commission

February 15, 2019

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Crescent Acquisition Corp

Robert D. Beyer

Todd M. Purdy

George P. Hawley

cc:	Shearman & Sterling LLP

Harald Halbhuber, Esq.

Ilir Mujalovic, Esq.